EXHIBIT 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

	Twelve months ended	Twelve months ended
	12/31/2009	12/31/2008
Computation of Earnings:

Income before income taxes and equity earnings	$459	$442

Adjustments to income

Add: Distributed income from less than 50% owned companies	2	2

Add: Fixed charges as presented below	268	323

Subtract: Interest capitalized	0	0

Add: Amortization of interest previously capitalized	0	0

Earnings	$729	$767

Computation of fixed charges:

Interest incurred	$237	$291

Amortization of debt related costs	10	11

Portion of rental expense representative of interest (1)	21	21

Interest capitalized	0	0

Total fixed charges	$268	$323

Ratio of earnings to fixed charges	2.7	2.4

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.